

March 19, 2015

Via E-mail
Robert J. Wessels
Aina Le'a, Inc.
69-201 Waikaloa Beach Drive, #2617
Waikaloa, Hawaii 96738

> **Re:** **Aina Le'a, Inc.**
> **Amendment No. 1 and No. 2 to Registration Statement on Form S-1**
> **Filed February 27, 2015 and March 6, 2015**
> **File No. 333-201722**

Dear Mr. Wessels:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 18, 2015 letter.

General

1. Please note that confidential submissions for an emerging growth company that does not conduct a traditional road show and that does not engage in activities that would come within the definition of road show should be filed publicly on EDGAR no later than 21 days before the anticipated date of effectiveness of the registration statement. You have not yet filed your confidential submissions. Refer to JOBS Act FAQs on our website for further guidance.

2. We note your response to comment 1 and comment 2. Please include similar disclosure regarding the purpose of Land Trust No. 2 and the obligations and timing requirements of investors to transfer their Warranty Deeds in your prospectus.

Prospectus Summary, page 1

3. We note your disclosure that your current Trustee has indicated its intent to resign. Please update your disclosure to discuss the timing of the Trustee's resignation and the status of negotiations to appoint the Central Pacific Bank as the new trustee.

Use of Proceeds, page 29

4. Please clarify in more detail the outstanding company "obligations" that you intend to use the proceeds of this offering to pay. Please refer to Instruction 4 of Item 504 of Regulation S-K for guidance.

Dilution, page 30

5. Please tell us how you determined that the $16 million sale of shares will result in further dilution to investors. Please revise or advise.

Certain Relationships and Related Party Transactions, page 59

6. We note your disclosure regarding unpaid compensation. Please tell us whether you currently have any unpaid compensation. In addition, we note your disclosure on page 61 that unpaid compensation accrues interest at 10% per annum. This does not appear consistent with disclosure on page F-11, which indicates that unpaid compensation accrues interest at 12% per annum. Please revise for consistency.

Principal Stockholders, page 62

7. We note your response to comment 7. Your disclosure throughout the prospectus states that you issued 5.5 million shares to DW as part of your reorganization and that Robert Wessels controls DW. Your disclosure also states that Mr. Wessels owns Relco and Relco manages DW and that the RJW/LLW Irrevocable Family Trust is the company's controlling shareholder. Please revise your disclosure or advise us as to why these persons and entities are not beneficial owners of the 5.5 million shares.

Part II – Information Not Required in Prospectus, page II-1

Item 15. Recent Sales of Unregistered Securities, page II-2

8. Your financial statements indicate that you issued 180,000 shares of common stock for services. Please disclose information required by Item 701 of Regulation S-K with respect to this issuance.

Robert J. Wessels
Aina Le'a, Inc.
March 19, 2015
Page 3

You may contact Jennifer Monick, Staff Accountant, at (202) 551-3295 or Wilson Lee, Staff Accountant, at (202) 551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Erin E. Martin, Senior Counsel, at (202) 551-3391or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Assistant Director

cc: Raymond A. Lee, Esq.